Mail Stop 6010

March 30, 2007

Mr. Joseph E. Consolino
Executive Vice President and
   Chief Financial Officer
Validus Holdings, Ltd.
Bermuda Commercial Bank Building
19 Par-La-Ville Road
Hamilton, HM11 Bermuda

Re: Validus Holdings, Ltd.
       Amendment No. 1 Registration Statement on Form S-1,
         filed March 9, 2007
       File No. 333-139989

Dear Mr. Consolino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Summary, page 1</u>

1. We note our prior Comment 10 and your response. At the end of the first paragraph where you discuss your operating results, you should add a sentence which explains that because you are newly formed, you do not have a claims history, and that future results will be adversely affected by the filing of claims. While we understand that you allude to this concept elsewhere in the prospectus, the operating results you highlight here are potentially confusing to investors without this immediate and appropriate caveat.

1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Estimates, page 39

Reserves for Losses and Loss Expenses, page 39

2. Refer to your response to comment 42(a)(3). We were unable to determine how you determine your reserves for the interim periods. Please point us to that specific disclosure, or add a discussion of that process.

Results of Operations, page 45

Underwriting Income, page 51

3. Refer to your response to comment 46. Your disclosure does not appear to fully address the disclosure necessary to justify inclusion of Underwriting Income as a performance measure under FAQ 8 of the June 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We have the following supplemental comments:

a) Specifically describe how management uses this measure to analyze its business; such as use of it in monthly financial reporting and inclusion in the Budgeting and Financial Analysis processes. Please note that the fact that this information is requested by outside sources such as analysts, investors, and ratings agency in itself is not sufficient to include such a measure.

b) Clarify your statement that annual incentive compensation is "set in reference to underwriting income." Clarify, if true, and explain why annual and long-term compensation is not linked to Underwriting Income and describe the quantitative significance of annual incentive compensation to managements' total compensation package.

c) Describe specifically why use of this non-GAAP measure is informative to the Investor and clarify why it makes it easier to analyze the Company's underlying business performance, particularly when such measure may not be comparable with Underwriting Income of other companies.

d) Reconcile the statement on page 46 that this non-GAAP measure will "allow for a more complete understanding of the underlying business" given that the statement seems to infer that this measure may be more useful than the GAAP financial information.

Financial Statements – December 31, 2006

3. Significant accounting policies, page F-7

(e) Investments, page F-9

4. Refer to your response to comment 59. Based on your revised disclosure, it appears that you apply the guidance of EITF 99-20 to your mortgage and asset backed securities. Please

provide to us your evaluation of these investments that required the application of this guidance instead of the guidance of SFAS 91.

18. Segment Information, page F-24

5. Refer to your response to comment 44. While we do not disagree with your assertion that gross revenues are important, we feel that disclosure of this information as it relates to your reported "Net premiums earned" is also important. Please revise your disclosure to include that information as well. Refer to paragraph 37 of SFAS 131.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 or James Atkinson, Accounting Branch Chief (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Reedich, Special Counsel at (202) 551-3612 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:　　Edward J. Noonan
　　　　Validus Holdings, Ltd.

19 Par-La-Ville Road
Hamilton HM11 Bermuda

Michael A. Becker, Esq.
John Schuster, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005